United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 12, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

Coca-Cola Europacific Partners plc (CCEP or the Company)

12 May 2025

Dear Shareholder of Coca-Cola Europacific Partners plc:

We are asking for your support in voting “FOR” all resolutions, as recommended by the Board of Directors, at our upcoming Annual General Meeting on 22 May 2025.

We are writing to provide additional context regarding certain resolutions set out in our notice of meeting dated 7 April 2025 (the Notice of Meeting). Specifically, we would like to supplement information in Resolution 24 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and Resolution 5 (regarding the re-election of Manolo Arroyo) and Resolution 8 (regarding the re-election of José Ignacio Comenge).

We have received proxy advisory service reports from Glass Lewis & Co. (Glass Lewis), Institutional Shareholder Services (ISS) and Institutional Voting Information Service (IVIS). While Glass Lewis recommends a “FOR” vote in respect of each resolution, ISS recommends voting “AGAINST" Resolutions 5, 8 and 24 and IVIS has given a “RED” designation in respect of Resolution 24.

We are firmly committed to good governance and transparency for our shareholders. We believe the information provided below will assist you in better understanding our recommendations.

Unless stated otherwise, defined terms used in this letter have the same meaning as in the Notice of Meeting.

Resolution 24 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)
As set out above, the report from Glass Lewis recommends a vote "FOR" Resolution 24, whilst the report from ISS recommends a vote "AGAINST" Resolution 24. Glass Lewis and ISS have recommended voting "FOR" Resolutions 27 and 28 (Authority to purchase own shares). The report from IVIS has given a “RED” designation in relation to Resolution 24, while also recognising that the voting decision should be a matter for shareholder judgment.

Resolution 24 is a standing item at each Annual General Meeting of the Company to enable CCEP to give effect to Resolutions 27 and 28. Therefore, a share repurchase cannot occur unless Resolution 24 is approved and a vote “AGAINST” Resolution 24 will have the same effect as a vote “AGAINST” Resolutions 27 and 28.

Resolution 24 seeks approval from the Independent Shareholders of a waiver under Rule 9 of the Takeover Code. Rule 9 applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive, which owns approximately 36.1% of the issued share capital of CCEP and so any share repurchase would automatically trigger Rule 9 and result in an obligation on Olive to make a general offer to shareholders for all the remaining equity share capital of CCEP.

Rule 9 of the Takeover Code acts as a safeguard to shareholders and the Panel has already reviewed and agreed, subject to the Independent Shareholders’ approval, to waive the application of Rule 9.

However, ISS is still recommending voting against Resolution 24, as it has every year for the past nine years. The ISS Proxy Voting Guidelines for the United Kingdom & Ireland states, “In line with the Pensions and Lifetime Savings Association (PLSA), ISS will usually recommend a vote against Rule 9 waivers.”[1] However, beginning in 2020, the PLSA changed its policy on Rule 9 waivers to remove language explicitly stating that shareholders would normally vote against Rule 9 waiver resolutions made in connection with share buybacks. The 2019 PLSA Stewardship and Voting Guidelines for resolutions seeking share buybacks stated, “Shareholders would normally vote against the resolution proposing a waiver of Rule 9 of the Takeover Code.”[2] However, from 2020 the PLSA Guidelines stated, “Investors should consider voting against a resolution for share buybacks if: “the resolution proposes a waiver of Rule 9 of the Takeover Code [and] the buy-back is not deemed a prudent use of the company’s cash resources, is not supported by cash flows of the underlying business and introduces excessive and unsustainable leverage”[3] (emphasis added). We understand that ISS has still not updated its own policy to reflect this change.

[1] See ISS 2025 Proxy Voting Guidelines for United Kingdom and Ireland. https://www.issgovernance.com/file/policy/active/emea/UK-and-Ireland-Voting-Guidelines.pdf?v=2025.1
[2] See 2019 PLSA Stewardship and Voting Guidelines. https://plsauat.cantarusdev.com/Portals/0/Documents/Policy-Documents/2019/CG_Voting%20Guidelines%202019%20FINAL.pdf
[3] See 2020 PLSA Stewardship and Voting Guidelines. https://plsauat.cantarusdev.com/Portals/0/Documents/Policy-Documents/2020/PLSA-Stewardship-Guide-and-Voting-Guidelines-180220.pdf

As shareholders will be aware, CCEP announced a share buyback programme on 14 February 2025, pursuant to which the Company expects to repurchase up to €1bn of ordinary shares (in aggregate) across certain US and UK trading venues in the period to February 2026 (subject to market conditions). A shareholder vote in favour of resolutions 24, 27 and 28 respectively is required for CCEP to continue this programme.

CCEP is comfortable that it would only effect a share buyback under the authority sought if the buyback was supported by the Company’s cash flows and would not introduce excessive and unsustainable leverage.
We believe ISS continues to recommend against our request because of a rigid, outdated policy that does not take into account our stated rationale or Olive’s stated intentions, which have not changed since Olive entered into the Shareholders’ Agreement with us.

Whilst IVIS has given Resolution 24 a “RED” designation and noted that it is a matter for shareholder judgement in light of the potential for Olive’s shareholding to increase, the report from IVIS goes on to acknowledge the Company’s justifications in respect of Resolution 24 and we believe that the points raised are addressed by Olive’s stated intentions and the fulsome disclosure in the Notice of Meeting.

In the Notice of Meeting, Olive confirmed that it has no intention of changing its approach to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change to the general nature or any other aspect of the Company's business.

Currently, Olive holds approximately 36.1% of the issued share capital of CCEP. If CCEP were to repurchase all the Ordinary Shares for which it is seeking the Buyback Authorities, Olive’s maximum potential shareholding would increase to approximately 40.1%. We note that completion of the current announced share buyback programme (at the prevailing CCEP share price) is expected to result in substantially less than 10% of the Company’s share capital being acquired.

Additionally, regardless of the outcome of these resolutions, Olive’s shareholding would not carry more than 50% of such voting rights, and any further increase in its shareholding will be subject to the provisions of Rule 9 of the Takeover Code.

Given Olive’s stated position, as well as the regulatory safeguards the Panel already has in place, we believe that ISS’s concerns over “creeping control” are therefore unfounded, and that ISS’s recommendation against Resolution 24 is unwarranted.

Glass Lewis agrees with our recommendation. The report from Glass Lewis states:

•“We believe the terms of this proposal are reasonable. The Takeover Code was instituted as a shareholder safeguard in the event that a major shareholder sought a larger stake in the Company, possibly to the detriment of other shareholders.
•In this case, we note that following a repurchase of shares or exercising of options, the concert party may increase their ownership stake in the Company but may not gain control of it without triggering a full takeover bid. Further, we note that the waiver will not apply to an acquisition of ordinary shares.

Resolution 5 (re-election of Manolo Arroyo) and Resolution 8 (re-election of José Ignacio Comenge)

The report issued by Glass Lewis recommends voting “FOR” Resolution 5 (the re-election of Manolo Arroyo) and Resolution 8 (the re-election of José Ignacio Comenge). The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote “AGAINST” the re-election of Mr Arroyo and Mr Comenge as non-independent members of CCEP’s Remuneration Committee.

The ISS 2025 Benchmark Report for CCEP states that a vote AGAINST the re-election of Manolo Arroyo and José Ignacio Comenge is warranted because “potential independence issues have been identified and they currently sit on the Remuneration Committee, preventing the composition of this Committee from adhering to UK best practice recommendations for a company of this size.”[4] According to ISS’s own calculations, our Remuneration Committee consists of 60% of independent directors.

Both Mr Arroyo and Mr Comenge are shareholder representatives. Mr Arroyo is Executive Vice President and Global Chief Marketing Officer at The Coca-Cola Company, the parent company of European Refreshments Unlimited Company, which owns 17.15% of the Company's issued share capital. Mr Comenge is a director of Olive.

[4] ISS 2025 Proxy Analysis & Benchmark Policy Voting Recommendations for Coca-Cola Europacific Partners plc.

The CCEP Board and the Remuneration Committee Chairman, John Bryant, are of the opinion that the re-elections of Mr Arroyo and Mr Comenge are nonetheless appropriate because:

•Their re-election would be compliant with the terms of reference of the Remuneration Committee, which stipulate that the committee must be composed of a majority of Independent Non-executive Directors (INEDs), including for quorum requirements (notwithstanding the presence of Mr Arroyo and Mr Comenge, the Remuneration Committee comprises a majority of INEDs).
•Although Mr Arroyo and Mr Comenge are not independent, they do not have any conflicts of interest and it is avoiding such conflicts that is the main purpose of prescribing that the members of the Remuneration Committee should be independent – in particular, to avoid any executive director being involved in decisions where a conflict of interest exists.
•As members of the Remuneration Committee, both Mr Arroyo and Mr Comenge can be expected to act to drive the long-term success of the Company for the benefit of all Shareholders, in the same way as the INEDs.

The CCEP Board and management firmly believe this resolution is in the best interests of Shareholders and recommend voting “FOR” Resolutions 5 and 8, consistent with the recommendation of Glass Lewis.

We would be glad to discuss our recommendations in relation to Resolutions 5, 8, 24, or any other resolution, further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact us at shareholders@ccep.com.

Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 12, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary